FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 21, 2005

BRONX VENTURES INC.

(formerly Lucky 1 Enterprises Inc.)

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1 -

Material Change Report dated January 21, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRONX VENTURES INC.

( formerly Lucky 1 Enterprises Inc.)

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: January 21, 2005

Exhibit 1

(Form 6k January 21, 2005)

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Bronx Ventures Inc.

(formerly Lucky 1 Enterprises Inc.)

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

January 21, 2005.

3.

News Release

News release was issued on January 21, 2005 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) (the “Company ”) Effective at the opening of business on, Monday, January 24th, 2005, the common shares of Lucky 1 Enterprises Inc. will be de-listed from trading on the OTC Bulletin Board in the U.S.A. and the common shares of Bronx Ventures Inc. will commence trading under the trading symbol “BRXVF”.

5.

Full Description of Material Change

Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) (the “Company ”).  Further to the Company’s news release dated January 10, 2005, the Company wishes to report that as of January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., its share capital has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized share capital has been increased to an unlimited number of common and preferred shares without par value.

Effective at the opening of business on, Monday, January 24th, 2005, the common shares of Lucky 1 Enterprises Inc. will be de-listed from trading on the OTC Bulletin Board in the U.S.A. and the common shares of Bronx Ventures Inc. will commence trading under the trading symbol “BRXVF”.

For more information on the Company, please contact us at telephone number (604) 681-1519.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 21st of January, 2005.